DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, N.Y. 10017

212-450-4500

April 24, 2006

VIA EDGAR SUBMISSION AND COURIER

Mr. Max Webb
Ms. Kathleen Krebs
Mr. William Bennett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 28, 2006
File No. 333-131897

Dear Mr. Webb, Ms. Krebs and Mr. Bennett:

     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 7, 2006 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1 of Burger King Holdings, Inc. (the “Registrant”) filed on March 28, 2006 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

     As previously discussed with Mr. Bennett, please find enclosed three copies of Amendment No. 2 marked to show changes from Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

     The Registrant would note that it now intends to issue stock options to named executive officers prior to the effectiveness of the Registration Statement and the Registrant would accordingly like to amend its response to the Staff’s comments 55 and 57 in the first comment letter to the Registrant that stated that the Registrant had no such intention. The Registrant has revised Amendment No. 2 to reflect this intention. See page 106.

     Set forth below are responses to the Staff’s comments numbered 1 through 27, as set forth in the Comment Letter. Page references in this letter correspond to the page numbers in the marked copy of Amendment No. 2.

Page 2	April 24, 2006

Prospectus cover page

1.	We note that you list eight underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 501(b)(8)(i) of Regulation S-K.

The Registrant has designated each underwriter listed on the outside front cover page of the prospectus as a lead or managing underwriter for the offering. Accordingly, the Registrant believes that Item 501(b)(8) of Regulation S-K requires that each such underwriter be listed on the outside front cover page of the prospectus. In addition, each such underwriter – and only such underwriters – will receive a portion of the management fee the Registrant pays to the underwriters in connection with the offering. The Registrant believes that listing lead and managing underwriters on the outside front cover page of the prospectus represents market practice. Finally, the Registrant notes that it has appointed Loop Capital Markets, LLC as one of the managing underwriters for the offering and has included it on the cover page of the prospectus.

Prospectus artwork

2.	The text boxes in your artwork appear to present a selective presentation of only the most favorable aspects of your business. Please revise to make your artwork more balanced. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

The Registrant has revised the text boxes in the artwork to comply with the Staff’s comment.

Prospectus Summary, page 1

What We’ve Accomplished by Going Forward Together, page 2

3.	Please revise the seventh bullet point to clarify that the new restaurant model is a smaller model.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 3.

Why We are “The King,” page 3

4.	To provide balance, briefly disclose the drawbacks to a franchisee dominated business model.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 3.

Page 3	April 24, 2006

Recent Developments, page 4

5.	Please provide a more descriptive subheading that highlights and quantifies the total payments to your sponsors and senior management in connection with the initial public offering.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 4.

6.	We note that your board decided to pay the $367 million dividend, in part, due to the deleveraging of your business and cash generation in excess of your business needs. Please explain “deleveraging” and clarify why you financed the dividend with debt if you are generating cash in excess of your business needs.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 4.

7.	Please disclose the amount of the February 2006 dividend and make-whole payment on a per share basis.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 4.

8.	Briefly discuss the reasons why your board determined it was in the best interest of the company to terminate the management agreement.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages 4 and 5.

9.	To provide balance, please disclose the amount of your debt earlier in the summary where you discuss your financial results.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 3.

10.	See the discussion of the realignment of the regional management of your European and Asian business which is expected to result in approximately $125 to $150 million in cash tax payments and related costs. Provide a cross-reference to a more detailed discussion in MD&A. Expand page 53 in MD&A to discuss the specifics involved in the realignment of your management team, legal structure and franchise/intellectual property assets that will result in this significant payment. It is unclear what specific changes, such as the number of franchises to be granted, to your European and Asian operations will be made. Disclose how much of the payment will be attributable to cash tax payments and the amount attributable to other costs (and define the nature of these costs). Also, discuss the impact the payment will have on your financial position and results of operations, and cash flows provided by (used in) operations during the first quarter of fiscal 2007, and the continuing impact to your operations. If the tax payment is a material portion of

Page 4	April 24, 2006

the costs to be paid, discuss the impact to your deferred tax assets and liabilities and disclose the reason for the necessity of the tax payment to either foreign or domestic jurisdictions.

The Registrant has provided a short description of the realignment of the regional management of its European and Asian businesses in the Summary section with a cross-reference to the more detailed disclosure included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. See pages 5, 67 and 68.

Summary Consolidated Financial and Other Data, page 7 and Selected Consolidated Financial and Other Data, page 33

11.	Expand the “per common share” section of the table to include pro forma earnings (loss) per share data giving effect to the number of IPO shares whose proceeds will be used to repay outstanding debt. Please provide footnote disclosure as to this calculation. The disclosure should be presented for the most recent fiscal year end and subsequent interim period.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages 9, 10, 35 and 37.

Risk Factors, page 11

A substantial number of franchise agreements will expire in the next five…, page 16

12.	Please clarify in which “recent years” you have experienced lower levels of franchisees renewing their agreements. To provide context, quantify what these “lower levels” are.Disclose the number of cases where you have agreed to, and the franchisees have accepted, extending the existing agreements and for how long.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Comparable Sales Growth, page 42

13.	As requested in prior comment 29 to our letter dated March 17, 2006, please discuss the reasons why comparable sales growth across all segments for the six months ended December 31, 2005 increased at a much slower rate than for the six months ended December 31, 2004. Provide similar disclosure regarding system-wide sales growth.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages 45 and 46.

Page 5	April 24, 2006

Historical Franchisee Financial Distress, page 45

14.	Please add disclosure consistent with your response to prior comment 30 pertaining to your retention of the legal right to pursue collection and your policy to recognize the amount as revenue when actually collected.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 48.

Results of Operations, page 47

15.	We have reviewed your response to prior comment 34, including the added disclosures in Selected Financial Data. We further note from various locations within the filing that you operate in three reportable business segments, United States and Canada, EMEA/APAC, and Latin America. We note that the SFAS No. 131 audited financial statement footnote (i.e., Note 19) discloses that you manage your business as distinct geographic segments using these same three geographic regions. Your supplemental response indicates that the chief operating decision maker, as defined by SFAS No. 131, uses Worldwide EBITDA as the primary profitability measure in assessing company performance; however, this differs from the SFAS No. 131 audited footnote which displays “operating (loss) income” by segment rather than Worldwide EBITDA. Please revise the filing to provide clear discussion, including within MD&A and the SFAS No. 131 audited footnote, as to your reportable business segments as defined by paragraphs 10-15 of SFAS No. 131, and the primary profitability measure used by your chief operating decision maker in assessing company performance and in allocating resources. Your MD&A discussion, in addition to the consolidated presentation of the results of operations, should provide a discussion of your segmental results of operations that are reflective of the reportable segment disclosures shown in the SFAS No. 131 audited footnote. Please consider the guidance in Questions 19 and 20 of the Staff’s June 13, 2003 issuance of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” in revising your disclosures. We may have further comment after review of your response.

As discussed with the Staff by telephone on Monday, April 17, 2006, the Registrant has revised the disclosure to comply with the Staff’s comment. See pages 50 to 63.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 61

16.	We have reviewed your response to prior comment 43. Please expand to include your definitions of “operating markets” as included in the third paragraph of your supplemental response. Further, we believe the factors listed in your response are meaningful as they enhance an understanding of your asset groupings of restaurants. As such, please disclose the information in the fifth and seventh bullet points as well as any others that you believe would be material to investors.

Page 6	April 24, 2006

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 71.

Impairment of Indefinite-Lived Intangible Assets, page 62

17.	We note the revision you made in response to prior comment 43. Please expand to describe what is considered to be a “segment” and reconcile this definition with that of your SFAS No. 131 segment audited footnote disclosures, as appropriate.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 72.

Newly Issued Accounting Standards, page 63

18.	Reference is made to your disclosure included at the end of the second paragraph under this heading in response to prior comment 59. Please provide a cross-reference to your disclosure of the fair value and number of vested and unvested stock options outstanding. We may have further comment of your supplemental response and disclosures after you include the IPO pricing and share information in a subsequent amendment, prior to effectiveness of the Registration Statement.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages 33 and 73.

Management, page 84

19.	Please update the disclosure throughout your prospectus to reflect your recent announcement that Mr. Brenneman is resigning as your chief executive officer and chairman of the board of directors. In addition, clearly disclose how his employment agreement, benefit plans or any separate severance agreement will operate in connection with his resignation.

The Registrant has updated Amendment No. 2 to reflect the departure of Mr. Brenneman.

Stock Option/SAR Grants in Last Fiscal Year, page 89

20.	Please revise to identify the initial values you are using to calculate appreciation of the common stock. Since there is currently no trading market for your common stock, consider using the public offering price as the initial value in this table as well as for the value of unexercised in-the-money options in the next table on page 90.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 100.

Page 7	April 24, 2006

Employment Agreements, page 95

21.	Please explain in more detail how the board determines the amount of the annual cash bonus that each executive officer receives if the company exceeds the targets set for a particular fiscal year.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages 102 and 103.

Certain Relationships and Related Transactions, page 102

22.	Please provide a table that shows the amounts received or to be received by each related party under the $367 million dividend, $33 million make-whole payment and the $30 million sponsor management termination fee.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 115 and 116.

Management Agreement, page 102

23.	We note your response to prior comment 63 to our letter dated March 17, 2006. Since the management agreement is to be performed in whole or in part at or after the filing of the registration statement, please file the agreement as an exhibit.

The Registrant has filed the management agreement with Amendment No. 2.

Relocation Expenses, page 103

24.	Please explain your relocation policy in more detail. For example, disclose whether the company reimburses the relocation firm for any losses on homes that the firm purchases from your executive officers. In addition, disclose whether you plan to continue your relocation policy, including the use of relocation firms to advance money to your executive officers in connection with their moves.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 117.

Financial Statements

June 30, 2005 Audited Year-End Financial Statements

Note 19. Segment Reporting, page F-47

25.	We have reviewed your response to prior comment 69. Please reconcile here and in the related December 31, 2005 unaudited interim financial statements, the amount of your segment “operating (loss) income” as shown in the footnotes to the amount of your

Page 8	April 24, 2006

statements of operations line item “income (loss) before income taxes.” Reference is made to paragraph 32(b) of SFAS No. 131.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages F-15 and F-51.

Age of Financial Statements

26.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant has updated the Registration Statement with unaudited interim financial statements to March 31, 2006 and will continue to comply with the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Accountants’ Consents

27.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Amendment No. 2 contains, and future amendments will contain, a currently dated accountants’ consent and the Registrant acknowledges its obligation to retain manually signed consents under Rule 402 of Regulation C. See Exhibit 23.1.

Page 9	April 24, 2006

     We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4500, or my colleagues Deanna Kirkpatrick at 212-450-4135 and Christopher Schell at 212-450-4011, with any questions you may have with respect to the foregoing.

     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ JEFFREY SMALL
Jeffrey Small
cc w/ encl.:	Beverly Singleton
Securities and Exchange
Commission

cc w/o encl.:	Anne Chwat, Esq.
Burger King Holdings, Inc.

Philip Smith
KPMG LLP

William F. Gorin, Esq.
Cleary Gottlieb Steen &
Hamilton LLP